UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROADVISION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

111412706
(CUSIP Number)

Barry Honig
Michael Brauser
Marlin Capital Investments, LLC
555 S. Federal Hwy #450, Boca Raton, FL 33432.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2015
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	111412706

1	NAMES OF REPORTING PERSONS:

Barry Honig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Personal Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

35,200
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		144,909 (1)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		35,200

	10	SHARED DISPOSITIVE POWER:

144,909 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

180,109

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.74% (Based on 4,822,143 shares outstanding as of October 31, 2014.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 127,609 shares of common stock held by Barry & Renee Honig Charitable Foundation of which Barry Honig is the President and 17,300 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. Barry Honig is deemed to have voting and dispositive power over the securities held by both entities.

CUSIP No.	111412706

1	NAMES OF REPORTING PERSONS:

Michael Brauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Personal Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		172,235 (1)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER:

172,235 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

172,235 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.57% (Based on 4,822,143 shares outstanding as of October 31, 2014.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 152,333 shares of common stock held jointly with his wife Betsy Brauser, 12,902 shares of common stock held by Betsy & Michael Brauser Charitable Family Foundation, Inc. of which Michael Brauser is the Chairman, and 7,000 shares held by Birchtree Capital, LLC of which Michael Brauser is the Manager. Michael Brauser is deemed to have voting and dispositive power over the securities held jointly and by both entities.

CUSIP No.	111412706

1	NAMES OF REPORTING PERSONS:

Marlin Capital Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Working Capital

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Broadvision, Inc. a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1700 Seaport Blvd., Suite 210, Redwood City, California 94063.

Item 2. Identity and Background

(a)
This statement is being voluntarily filed by Marlin Capital Investments LLC (“Marlin Capital”).    The members of Marlin Capital are Barry Honig and Michael Brauser (collectively, the “Members” and collectively with Marlin Capital, the “Reporting Persons”).  Marlin Capital previously filed a Beneficial Ownership Report on Form 13D on October 15, 2011, as amended October 25, 2011.

(b)	The business address for Marlin Capital and the Members is 4400 Biscayne Boulevard, Suite 850, Miami, FL 33137.

(c)	The principal occupation of each of the Members is individual investor.

(d)	During the last five years, neither Marlin Capital nor the Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Marlin Capital nor the Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Members are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction.

On January 29, 2015,  Marlin Capital provided to the Board of Directors of the Company a letter outlining the views of Marlin Capital regarding the Company’s continuing inferior performance since Marlin Capital’s prior letter in 2011 and proposing various scenarios by which management could seek to maximize shareholder value consisting of a cash dividend to all shareholders, auction of the existing businesses, and potential investment by Marlin Capital while exploring new business directions.

Previously, on October 20, 2011, the Company responded to a letter dated October 4, 2011 from Marlin Capital in which the Board of Directors unanimously rejected the prior recommendations from Marlin Capital.

Item 5.  Interest in Securities of the Issuer.

(a)
Mr. Honig beneficially owns 180,109 shares or 3.74% of the Company’s common stock, including 127,609 shares of common stock held by Barry & Renee Honig Charitable Foundation of which Barry Honig is the President and 17,300 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. Barry Honig is deemed to have voting and dispositive power over the securities held by both entities.

Mr. Brauser beneficially owns 172,235 shares or 3.57% of the Company’s common stock, including 152,333 shares of common stock held jointly with his wife Betsy Brauser, 12,902 shares of common stock held by Betsy & Michael Brauser Charitable Family Foundation, Inc. of which Michael Brauser is the Chairman, and 7,000 shares held by Birchtree Capital, LLC of which Michael Brauser is the Manager. Michael Brauser is deemed to have voting and dispositive power over the securities held jointly and by both entities.

Marlin Capital beneficially owns 0 shares of the Company’s common stock.

(b)
Mr. Honig may be deemed to have sole voting and dispositive power over 35,200 shares of the Company’s common stock and shared voting and dispositive power over 144,909 shares of the Company’s common stock.

Mr. Brauser may be deemed to have sole voting and dispositive power over 0 share of the Company’s common stock and shared voting and dispositive power over 172,235 shares of the Company’s common stock.

(c)
The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Company’s common stock by the Reporting Persons since 60 days before the date on the cover page of this Schedule 13D:

Name	Date	Transaction	Shares	Price

Michael and Betsy Brauser TBE	12/3/2014	Buy	3,000	$5.93
Michael and Betsy Brauser TBE	12/4/2014	Buy	2,000	$6.00
Michael and Betsy Brauser TBE	12/8/2014	Buy	1,000	$6.04
Michael and Betsy Brauser TBE	12/8/2014	Buy	2,000	$5.95
Michael and Betsy Brauser TBE	12/8/2014	Buy	1,000	$5.93
Michael and Betsy Brauser TBE	12/8/2014	Buy	2,000	$6.30
Michael and Betsy Brauser TBE	12/17/2014	Buy	1,000	$6.36
Birchtree Capital, LLC	12/3/2014	Buy	2,000	$6.40
Barry & Renee Honig Charitable Foundation	12/17/2014	Buy	7,000	$5.97
Barry & Renee Honig Charitable Foundation	12/15/2014	Buy	7,551	$5.64
Barry & Renee Honig Charitable Foundation	12/10/2014	Buy	3,000	$5.98
Barry & Renee Honig Charitable Foundation	12/8/2014	Buy	10,500	$6.02
Barry & Renee Honig Charitable Foundation	12/4/2014	Buy	2,500	$6.35
Barry & Renee Honig Charitable Foundation	12/2/2014	Buy	3,000	$6.32
Barry & Renee Honig Charitable Foundation	11/28/2014	Buy	25,000	$6.40
Barry & Renee Honig Charitable Foundation	11/28/2014	Buy	14,000	$6.76
Barry Honig	12/17/2014	Buy	8,200	$5.99
Barry Honig	12/17/2014	Sell	1,000	$6.08
Barry Honig	12/17/2014	Buy	25,300	$6.05
Barry Honig	12/26/2014	Sell	1,277	$6.15
Barry Honig	12/26/2014	Buy	46	$6.15
Barry Honig	12/26/2014	Buy	100	$6.13
Barry Honig	12/26/2014	Sell	200	$6.18
Barry Honig	12/29/2014	Sell	1,000	$6.24
Barry Honig	12/29/2014	Buy	100	$6.12
Barry Honig	12/29/2014	Buy	100	$6.10
Barry Honig	1/2/2015	Sell	2,200	$6.15
Barry Honig	1/2/2015	Sell	200	$6.10
Barry Honig	1/2/2015	Sell	100	$6.10
Barry Honig	1/5/2015	Sell	4,400	$6.13
Barry Honig	1/5/2015	Sell	5,000	$6.14
Barry Honig	1/5/2015	Sell	1,000	$6.16
Barry Honig	1/5/2015	Buy	100	$6.10
Barry Honig	1/5/2015	Sell	200	$6.14
Barry Honig	1/5/2015	Sell	200	$6.14
Barry Honig	1/5/2015	Sell	200	$6.13
Barry Honig	1/5/2015	Buy	300	$6.07
Barry Honig	1/16/2015	Buy	1,000	$5.60
GRQ Consultants, Inc. Roth 401K FBO Barry Honig	1/28/2015	Buy	5,000	$5.68
GRQ Consultants, Inc. Roth 401K FBO Barry Honig	1/28/2015	Buy	12,300	$5.73

(d)
To the best knowledge of the Reporting Persons, no person other than as described in this Item has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 352,344 shares of common stock reported in Item 5(a).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Letter to the Board of Directors of Broadvision, Inc.
99.2	Joint Filing Agreement by and between Barry Honig, Michael Brauser the Marlin Capital Investments LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MARLIN CAPITAL INVESTMENTS, LLC

January 30, 2015	By:	/s/ Barry Honig
Barry Honig, Manager

/s/ Barry Honig
Barry Honig

/s/ Michael Brauser
Michael Brauser